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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                         U.S. OFFICE PRODUCTS COMPANY
                               (Name of Issuer)

                                 COMMON STOCK
                                $.001 PAR VALUE
                        (Title of Class of Securities)

                                   91232-510
                                (CUSIP Number)

                                MR. E.J. WATSON
                       LEVEL 22, COOPERS & LYBRAND TOWER
                                 ALBERT STREET
                             AUCKLAND, NEW ZEALAND
                         Tel. No.:  011-64-9-358-1945
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)

                                 July 8, 1996
                    (Date of Event which Requires Filing of
                                this Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: [ ].

         Check the following box if a fee is being paid with this statement: [X].

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                                 SCHEDULE 13D
______________________________             ________________________________
|                            |             |                              |
|CUSIP No.   91232-510       |             | Page   2    of   7    Pages  |
|____________________________|             |______________________________|
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSON                                           |
|    | S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON                 |
|    |                                                                    |
|    | ERIC JOHN WATSON                                                   |
|____|____________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  |
|    |                                                                 _  |
|    |                                                            (a) |_| |
|    |                                                                 _  |
|    |                                                            (b) | | |
|    |                                                                    |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 | SOURCE OF FUNDS*                                                   |
|    | The shares were issued as consideration for the sale of shares     |
|____| in Blue Star Group Limited                                         |
|  5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        _  |
|    | PURSUANT TO ITEMS 2(d) or 2(e)                                 |_| |
|    |                                                                    |
|____|____________________________________________________________________|
|  6 | CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|    |                                                                    |
|    | NEW ZEALAND                                                        |
|-------------------------------------------------------------------------|
|                    |  7 | SOLE VOTING POWER                             |
|                    |    |                                               |
|   NUMBER OF        |____| 2,200,145                                     |
|    SHARES          |  8 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    |                                               |
|   OWNED BY         |____| NIL                                           |
|     EACH           |  9 | SOLE DISPOSITIVE POWER                        |
|   REPORTING        |    |                                               |
|    PERSON          |____| 2,200,145                                     |
|     WITH           | 10 | SHARED DISPOSITIVE POWER                      |
|                    |    |                                               |
|____________________|____| NIL                                           |
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    |                                                                    |
|    |  2,200,145                                                         |
|____|____________________________________________________________________|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          _  |
|    | CERTAIN SHARES*                                                |_| |
|____|____________________________________________________________________|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 |
|    |                                                                    |
|____|  7.59%                                                             |
| 14 | TYPE OF REPORTING PERSON*                                          |
|    |                                                                    |
|    | IN                                                                 |
|____|____________________________________________________________________|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

SEC 1746 (9-88) 2 of 7


Item 1.   Security and Issuer.
          -------------------

          The class of equity securities to which this statement relates is the common stock, $.001 par value per share (the "Shares"), of U.S. OFFICE PRODUCTS COMPANY, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1440 New York Avenue, N.W., Suite 310, Washington, D.C. 20005.

Item 2.   Identity and Background.
          ------------------------

          The name of the person filing this statement is Eric John Watson ("Buyer").

          The business address of Buyer is Level 22, Coopers & Lybrand
Tower, Albert Street, Auckland, New Zealand. The present principal occupation or employment of Buyer is chief executive officer of Blue Star Group Ltd. ("BSGL"), which is a supplier of office products (such as office supplies, office furniture, office machines and telecommunications equipment and services). The address of BSGL is Level 22, Coopers & Lybrand Building, Albert Street, Auckland, New Zealand.

          During the last five years Buyer has not (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Buyer was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws. Buyer is a New Zealand citizen.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          On 28 February 1996, Mr. Watson acquired 1,212,121 Shares in exchange for the sale to the Issuer of shares of common stock of BSGL representing 51% of the outstanding voting power of BSGL. On 27 June 1996, the Buyer acquired a further 1,052,632 Shares in exchange for the sale to the Issuer of shares of common stock of BSGL representing 49% of the outstanding voting power of BSGL.

Item 4.   Purpose of Transaction.
          -----------------------

          Buyer acquired the Shares that are the subject of this Schedule
(the "Subject Shares") in consideration for the sale of BSGL to USOP of shares in BSGL. Buyer intends to sell some, if not all, of the Subject Shares over time. Buyer intends to review from time to time the Issuer's business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, Buyer will determine whether to proceed with the sale of all or a portion of the Subject Shares in the open market, in privately negotiated transactions, through a public offering or otherwise. Buyer does not currently intend to acquire any additional Shares, but depending on Buyer's reviews from time to time, as discussed above, Buyer may acquire additional Shares through open market purchases or privately negotiated transactions and has the right to acquire a further 250,000 Shares under the Issuer's Long Term Incentive Plan. Buyer has the right, pursuant to the agreement set out in Exhibit 1, to demand his appointment to the Issuer's board of directors. Except as set forth herein, Buyer has no plan or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.
          -------------------------------------

          (a) Buyer has acquired and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 2,200,145 Shares, representing approximately 7.59% of the outstanding Shares of the Issuer. In addition, Buyer holds an option to acquire a further 250,000 Shares, at an option price of $36.0625 under Issuer's 1994 long-term incentive plan pursuant to the option grant certificate set out in Exhibit 2.

          Except as set forth in this Item 5(a), Buyer does not own beneficially any Shares.

          (b)  Buyer has sole power to vote and to dispose of 2,200,145
Shares.

          (c) On 28 February 1996 Buyer acquired 1,212,121 Shares in the Issuer, 42,871 of such Shares were immediately transferred to G.K. Baker, M.G. Kidd and P.A. Smithies as consideration for the transfer to Buyer by those persons of minority interests in BSGL, in order to enable Buyer to transfer
51% of the shares in BSGL to the Issuer. On 27 June 1996, at the time when Buyer acquired 1,052,632 Shares in the Issuer, Buyer transferred to the persons referred to in this clause an additional 21,797 Shares in the Issuer as consideration for the acquisition of the balance of the minority interests in BSGL held by those persons, in order for Buyer to transfer to the Issuer of the balance of 49% of BSGL.

          (d)  Inapplicable.

          (e)  Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          -------------------------------------------------------------

          There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Buyer and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, other than (a) the agreement between Issuer and Buyer dated as of 31 January 1996 for the sale and purchase of 51% of the voting securities of BSGL, where part of the consideration for the acquisition of such securities by Issuer was the issuance of 1,212,121 Shares to Buyer and (b) the agreement between Issuer and Buyer dated as of 20 June 1996 for the sale and purchase of 49% of the voting securities of BSGL, where the consideration for the acquisition of such securities by Issuer was the issuance of 1,052,632 Shares to Buyer; and (c) the option grant dated as of 23 May 1996 pursuant to which Buyer may acquire a further 250,000 Shares in the Issuer; and (d) a deed dated 38 June 1996 between Buyer, G.K. Baker, M.G. Kidd and P.A. Smithies relating to transfer of shares and shareholder debt in BSGL.

Item 7.   Material to be Filed as Exhibits.
          ---------------------------------

          Exhibit 1: Sale and Purchase Agreement between Issuer and Buyer dated as of 31 January 1996 for the sale of 51% of the voting securities of BSGL.

          Exhibit 2: Option grant dated as of 23 May 1996 under which Buyer may acquire 250,000 Shares in Issuer.

          Exhibit 3: Sale and Purchase Agreement between Issuer and Buyer dated as of 20 June 1996 for the sale of 49% of the voting securities of BSGL.

          Exhibit 4: Deed dated 28 June 1996 between Buyer, G.K. Baker, M.G. Kidd and P.A. Smithies relating to transfer of shares and shareholder debt in BSGL.


                                SIGNATURES

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  1/2, 1996


                                             /s/ E.J. Watson
                                             ----------------------
                                                 Eric Watson